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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                          ELSAG BAILEY FINANCING TRUST
                            (Name of Subject Company)

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                      (Name of Person(s) Filing Statement)

                   COMMON SHARES, PAR VALUE NLG1.00 PER SHARE
            5 1/2% CONVERTIBLE TRUST ORIGINATED PREFERRED SECURITIES
                         (Title of Class of Securities)

                   Common Shares:                     N2925S101
                   Preferred Securities:              290205301
                                                      290205103
                                                      U28430202
                      (CUSIP Number of Class of Securities)

                               MARK V. SANTO, ESQ.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                             c/o Elsag Bailey, Inc.
                               29801 Euclid Avenue
                           Wickliffe, Ohio 44092-1898
                                 (440) 585-8500
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 with a copy to:

                           W. PRESTON TOLLINGER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6915

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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-9") relating to the offer (the "Offer") by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5 1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 8.           ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         On December 24, 1998, the Company published an advertisement in Dutch and American newspapers and distributed proxy materials in connection with an Extraordinary General Meeting of Shareholders of the Company to be held on January 11, 1999. The purpose of the meeting is to consider the appointment as members constituting the entire Supervisory Board of the Company certain individuals proposed for such appointment by the Parent and the Purchaser subject to and effective upon the completion of the Offer. A copy of the newspaper advertisement and proxy materials distributed to shareholders of the Company in connection with the meeting is filed herewith as Exhibit 10 and
Exhibit 11 respectively and is incorporated herein by reference.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

Exhibit Number             Description

Exhibit 10 Newspaper advertisement of the Company providing notice of the Extraordinary General Meeting of Shareholders of the Company as published on December 24, 1998.

Exhibit 11 Letter to Shareholders, Notice of Meeting, Proxy Statement, Form of Proxy and Proxy Cards, dated December 24, 1998, in connection with the Extraordinary General Meeting of Shareholders of the Company on January 11, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Dated:  December 28, 1998                  ELSAG BAILEY PROCESS AUTOMATION N.V.


                                           By:  /s/ Vincenzo Cannatelli
                                                --------------------------
                                                Name:  Vincenzo Cannatelli
                                                Title: Managing Director


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